UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB APPROVAL
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FORM 12B-25	SEC FILE NUMBER 000-55450
NOTIFICATION OF LATE FILING	CUSIP NUMBER 58468U106

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:      NOT APPLICABLE

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Medicine Man Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

865 N. Albion St., Suite 300
Address of Principle Executive Office (Street and Number)

Denver, CO 80220
City, State, Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Medicine Man Technologies, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2024 (the “2024 Form 10-K”) on or prior to March 31, 2025, without unreasonable effort and expense for the reasons stated below.

As previously disclosed, the ongoing impact of the May 3, 2024, U.S. Securities Exchange Commission (“SEC”) order (the “SEC Order”) against B.F. Borgers CPA PC and Benjamin F. Borgers (individually and together, “Borgers”), pursuant to which the SEC suspended Borgers from appearing or practicing before the SEC as an accountant, has been significantly challenging for the Company. Borgers was the Company’s independent auditor for the fiscal year ending December 31, 2023, during which time Borgers reviewed Company financial statements and performed reviews of interim financial statements. As stated in the SEC Order, Form 10-Q filings on or after the date of the SEC Order may not present financial information that has been reviewed by Borgers. Each quarterly and annual period presented in Form 10-Q and Form 10-K filings on or after the date of the SEC Order must be reviewed by a qualified, independent, PCAOB-registered public accountant that is permitted to appear or practice before the Commission.

In April 2024, the Company engaged Baker Tilly to provide a re-audit of the Company’s year-end December 31, 2023 financial statements as filed on the Annual Report on Form 10-K and the interim quarterly statement for the three-months ending March 31, 2023, as filed in the Quarterly Report on Form 10-Q, the interim quarterly statement for the six-months ending June 30, 2023, as filed in the Quarterly Report on Form 10-Q, and the interim quarterly statement for the nine-months ending September 30, 2023, as filed in the Quarterly Report on Form 10-Q. The extent of the SEC Order’s impact has been significant on the Company’s financial statements as of and for the fiscal quarters ending March 31, 2024, June 30, 2024, September 30, 2024, and the year-end December 31, 2024 to be included in the Quarterly Report filed on Form 10-Q and its Annual Report filed on Form 10-K, and its financial statements as of and for the year ended December 31, 2023 included in its Annual Report on Form 10-K.

On November 29, 2024, following discussions with Baker Tilly and Company management, the Company’s Audit Committee determined that the previously issued audited consolidated financial statements for the fiscal years ended December 31, 2022, and December 31, 2023, as filed in the Annual Report on Form 10-K (the “2023 Form 10-K”) audited by Borgers, along with the unaudited condensed consolidated financial statements and related notes for the periods ended March 31, 2023, June 30, 2023, and September 30, 2023 (collectively, the “Subject Periods”), require restatement (the “Restatement”). This determination was made due to the identification of certain accounting errors that require corrections, primarily in technical accounting areas. The Company has concluded that these corrections are material, and accordingly, the previously issued financial statements for the Subject Periods should no longer be relied upon.

Because of the impact of the SEC Order and the Restatement, the Company has been unable to file (i) its Quarterly Report on Form 10-Q for the three-months ending March 31, 2024 (the “Q1 2024 Form 10-Q”); (ii) its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (the “Q2 2024 Form 10-Q”); and (iii) its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Q3 2024 Form 10-Q” and together with the Q1 2024 Form 10-Q, Q2 2024 Form 10-Q, and Q3 2024 Form 10-Q, the “Historical Late Filings.”). Accordingly, the Company has also not yet filed its 2024 Form 10-K.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein which do not describe historical facts, including, among others, statements regarding the expected impact of the restatements and change in accounting treatment, including on the Company’s overall business operations, previously reported cash and cash equivalent balances; and statements regarding the Company’s ongoing internal reviews and assessments are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others, that the Company has underestimated the scope and impact of the restatements, risks and uncertainties around the effectiveness of the Company’s disclosure controls and procedures and the effectiveness of the Company’s internal control over financial reporting, the risk that the Company’s restated financial statements may take longer to complete than expected, as well as those risks and uncertainties identified in the Company’s filings with the SEC, including its 2023 Form 10-K and in any subsequent filings with the Commission, which are available at the Commission’s website at www.sec.gov. Any such risks and uncertainties could materially and adversely affect the Company’s results of operations, its profitability and its cash flows, which would, in turn, have a significant and adverse impact on the Company’s stock price. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. As noted above, investors are cautioned that the Subject Periods, and related investor communications, should no longer be relied upon; such communications include earnings releases, press releases, shareholder communications, investor presentations and other communications describing relevant portions of the Subject Periods.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Christine Jones	(303)	371-0387
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

The Company has yet to file the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, for the quarter ended June 30, 2024 and for the quarter ended September 30, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attached an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Medicine Man Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2025	By	/s/ Forrest Hoffmaster
Forrest Hoffmaster, Chief Executive Officer / Chief Financial Officer (Principal Executive Officer) / (Principal Financial and Accounting Officer)